大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2006/UOB2006/UOB-A07-1stQResults/atl

3 May 2006 [redacted]

06013500

File No. 82-2947

Securities & Exchai
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED

Dear Sir

UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2006

We enclose a copy of our announcement dated 3 May 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2006

	Group		
	1st Quarter 2006	1st Quarter 2005	Incr / (Decr)
	$'000	$'000	%
Interest income	**1,562,898**	1,096,475	42.5
Less : Interest expense	**909,510**	513,583	77.1
Net interest income	**653,388**	582,892	12.1
Dividend income	**2,575**	2,748	(6.3)
Fee and commission income	**222,432**	185,722	19.8
Rental income	**16,042**	16,170	(0.8)
Other operating income	**108,817**	111,701	(2.6)
Income before operating expenses	**1,003,254**	899,233	11.6
Less : Staff costs	**197,690**	153,057	29.2
Other operating expenses	**198,514**	166,271	19.4
	396,204	319,328	24.1
Operating profit before amortisation and impairment charges	**607,050**	579,905	4.7
Less : Intangible assets amortised/impaired	**3,272**	1,644	99.0
Less : Other impairment charges	**55,051**	66,042	(16.6)
Operating profit after amortisation and impairment charges	**548,727**	512,219	7.1
Share of profit of associates	**30,414**	13,892	118.9
Profit before tax	**579,141**	526,111	10.1
Less : Tax	**121,722**	108,496	12.2
Share of tax of associates	**3,269**	8,142	(59.9)
Profit for the financial period	**454,150**	409,473	10.9
Attributable to:			
Equity holders of the Bank	**439,371**	405,714	8.3
Minority interests	**14,779**	3,759	293.2
	454,150	409,473	10.9

2. SELECTED BALANCE SHEET DATA

		Group			Bank		
		31-Mar-06	31-Dec-05	Incr/ (Decr)	**31-Mar-06**	31-Dec-05	Incr/ (Decr)
		$'000	$'000	%	**$'000**	$'000	%
(a)	**Assets**						
	Total assets	**154,611,891**	145,072,770	6.6	**129,735,245**	121,447,612	6.8
	Loans and advances including trade bills to non-bank customers	**67,444,798**	67,142,153	0.5	**51,230,431**	51,274,865	(0.1)
(b)	**Liabilities**						
	Deposits of non-bank customers	**88,138,200**	85,502,760	3.1	**68,564,071**	66,481,295	3.1
	Total deposits including banker deposits	**123,662,464**	114,958,291	7.6	**104,694,850**	96,889,767	8.1
	Subordinated debts (unsecured)						
	- Due after one year	**5,395,493**	5,616,585	(3.9)	**6,063,609**	6,317,845	(4.0)
	Other debts issued						
	- Due within one year (secured) *	**829,959**	838,556	(1.0)	**-**	-	-
	- Due within one year (unsecured)	**96,015**	177,494	(45.9)	**-**	61,300	NM
	- Due after one year (unsecured)	**466,932**	475,655	(1.8)	**448,402**	454,849	(1.4)
(c)	**Equity**						
	Ordinary share capital ^	**2,399,733**	2,395,203	0.2	**2,399,733**	2,395,203	0.2
	Subsidiary preference share capital	**831,550**	831,550	-	**-**	-	-
	Total shareholders' equity	**15,453,005**	14,928,662	3.5	**12,771,025**	12,481,769	2.3
(d)	**Net asset value**						
	Net asset value per ordinary share as at end of the financial period ($)	**10.08**	9.71	3.8	**8.33**	8.12	2.6

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all the assets of the SPE.

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the ordinary share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

NM: *Not meaningful.*

3. OTHER INFORMATION

	Group		
	1st Quarter 2006	1st Quarter 2005	Incr/(Decr) %
(a) Depreciation ($'000)	**36,202**	35,190	2.9
(b) Return on average ordinary shareholders' equity * #			
- Including intangible assets (%)	**11.9**	11.8	0.8
- Excluding intangible assets (%)	**12.0**	11.9	0.8
(c) Earnings per ordinary share *			
- Basic (cents)	**114.6**	105.6	8.5
- Fully diluted (cents)	**114.6**	105.6	8.5

(d) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued/(cancelled) between 1-Jan-06 and 31-Mar-06	No. of new shares that would have been issued upon the exercise of all outstanding options At 31-Mar-06	No. of new shares that would have been issued upon the exercise of all outstanding options At 31-Mar-05
Exercise of share options granted under the UOB 1999 Share Option Scheme	349,000	2,121,000	3,991,000
Shares purchased under share buy-back program	(4,858,000)		
	(4,509,000)		

* Computed on an annualised basis.

Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

4. REVIEW OF PERFORMANCE

The financial statements are presented in Singapore dollars and have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"), including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore. The same accounting policies and computation methods have been adopted for the first quarter of 2006 as those adopted in the audited financial statements for the financial year ended 31 December 2005.

(a) The Group's net profit after tax increased 8.3% to $439 million in the first quarter of 2006 ("1Q06") from $406 million in the first quarter of 2005 ("1Q05"). The increase was mainly due to higher net interest income, higher fee and commission income, higher share of associates' profits and lower impairment charges. These were partly offset by higher operating expenses.

(b) Total income increased 11.6% to $1,003 million in 1Q06 from $899 million in 1Q05, primarily due to higher net interest income on increased loan volume, and higher fee and commission income mainly from fund management and trade-related activities.

(c) The Group's total operating expenses increased 24.1% to $396 million in 1Q06 compared to $319 million in 1Q05. Staff costs increased 29.2% to $198 million and other operating expenses increased 19.4% to $199 million, attributed partly to the consolidation of Bank Buana's operating expenses. Expense-to-income ratio of the Group was 39.5% in 1Q06 compared to 35.5% in 1Q05.

(d) Other impairment charges of $55 million in 1Q06 was 16.6% lower than the $66 million in 1Q05, largely due to write-back of impairment charges on other assets.

(e) Share of pre-tax profit of associates increased 118.9% to $30 million in 1Q06 from $14 million in 1Q05, attributed mainly to higher contributions from major associates.

(f) The Group's net loans and advances to customers of $67,445 million as at 31 March 2006 were 0.5% higher than the $67,142 million as at 31 December 2005. Group non-performing loans ("NPLs") increased 0.5% to $3,950 million as at 31 March 2006 from $3,931 million as at 31 December 2005. Group NPL ratio remained unchanged at 5.6% as at 31 March 2006 from 31 December 2005. Of the total Group NPLs as at 31 March 2006, $2,211 million or 56.0% were secured by collateral, and $2,594 million or 65.7% were in the Substandard category.

(g) Total cumulative impairment of the Group increased 0.8% from $2,714 million as at 31 December 2005 to $2,736 million as at 31 March 2006. Collective impairment as at 31 March 2006 was $1,272 million or 46.5% of total cumulative impairment. The total cumulative impairment as at 31 March 2006 provided a coverage of 69.3% against Group NPLs, as compared to the 69.0% as at 31 December 2005. As at 31 March 2006, unsecured NPLs were 157.3% covered by total cumulative impairment, compared to the 159.4% as at 31 December 2005.

(h) Total assets of the Group as at 31 March 2006 were $154,612 million, representing a growth of 6.6% over the $145,073 million as at 31 December 2005.

(i) Shareholders' equity of the Group as at 31 March 2006 was $15,453 million, representing an increase of 3.5% over the $14,929 million as at 31 December 2005. Consequently, the Group's net asset value per share improved to $10.08 as at 31 March 2006 from $9.71 as at 31 December 2005.

(j) As at 31 March 2006, the Group's total Capital Adequacy Ratio ("CAR") of 16.0% was 6.0% points above the minimum 10% set by Monetary Authority of Singapore. It was 0.1% point lower than the total CAR of 16.1% as at 31 December 2005.

5. DIVIDEND

No dividend has been declared for the quarter ended 31 March 2006.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 3rd day of May 2006

The results are also available at the Bank's website at www.uobgroup.com